[Reference Translation]

November 5, 2024

Company name: TOYOTA MOTOR CORPORATION
Representative: Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries: Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in October pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, as described in the “Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of our Common Stock” given on May 8, 2024, and “Notice Concerning Share Repurchase Through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and Increase in the Maximum Limit of Share Repurchases” given on September 24, 2024, as follows:

1. Class of shares repurchased	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased	21,588,800 shares

3. Total purchase price	JPY 56,084,352,437

4. Period of repurchase	From October 1, 2024 to October 31, 2024

(Reference)

I.	Repurchase of shares resolved at meetings of the board of directors held on May 8, 2024 and September 24, 2024

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	530 million shares (maximum)

(3) Total purchase price	JPY 1.2 trillion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of October 31, 2024)

(1) Total number of shares repurchased	341,384,475 shares

(2) Total purchase price	JPY 940,569,703,412